Filed by Xperi Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Xperi Corporation; TiVo Corporation; XRAY-TWOLF Holdco Corporation

Commission File No.: 333-236492

Corrected Transcript

18-Feb-2020

Xperi Corp. (XPER)

Q4 2019 Earnings Call

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

CORPORATE PARTICIPANTS

Geri Weinfeld	Robert J. Andersen
Vice President-Investor Relations, Xperi Corp.	Chief Financial Officer, Xperi Corp.

Jon E. Kirchner
Chief Executive Officer & Director, Xperi Corp.

OTHER PARTICIPANTS

Eric Wold	Richard Cutts Shannon
Analyst, B. Riley FBR, Inc.	Analyst, Craig-Hallum Capital Group LLC

Mitch Steves
Analyst, RBC Capital Markets LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen. Thank you for standing by. Welcome to the Xperi Fourth Quarter and Fiscal Year 2019 Earnings Conference Call. During today’s presentation, all parties will be in a listen-only mode. Following the presentation, the call will be open for questions. This call is being recorded today as of the Tuesday of February 18, 2020.

I would now like to turn the call over to Geri Weinfeld, Vice President of Investor Relations for Xperi. Geri, please go ahead.

Geri Weinfeld

Vice President-Investor Relations, Xperi Corp.

Good afternoon, everyone. Thanks for joining us as we report our fourth quarter fiscal year 2019 financial results. With me on the call today are Jon Kirchner, CEO; and Robert Andersen, CFO.

Before we begin, I would like to provide two reminders. First, today’s discussion contains forward-looking statements that are predictions, projections or other statements about future events, which are based on management’s current expectations and beliefs and, therefore, subject to risks, uncertainties and changes in circumstances.

Please refer to the Risk Factors section in our SEC filings, including our most recent Forms 10-K and 10-Q for more information on the risks and uncertainties that could cause our actual results to differ materially from what we discuss today, including but not limited to risks associated with the TiVo transaction, the development and launch of new products, and any potential impact of the coronavirus. Please note that the company does not intend to update or alter these forward-looking statements to reflect events or circumstances arising after this call.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Second, we refer to certain non-GAAP financial measures, which exclude restructuring and other exit costs, merger and acquisition-related expenses, acquired intangible asset amortization, charges for acquired in-process research and development, stock-based compensation expense, interest income associated with ASC 606, and realized and unrealized gains or losses on equity securities.

We have provided reconciliations of these non-GAAP measures to the most directly comparable GAAP measures in the earnings release and on the Investor Relations section of our website.

Finally, Xperi and TiVo have launched a website where you can find more information about the transaction, including our Form S-4 and other materials. A link to this website can be found on the homepage of xperi.com.

I’ll now turn the call over to Jon Kirchner.

Jon E. Kirchner

Chief Executive Officer & Director, Xperi Corp.

Thanks, Geri, and thanks, everyone, for joining us. 2019 was both a strategic and a building year for Xperi. We generated record operating cash flow of $169 million, significantly above our original outlook. We paid down $150 million in debt and returned $40 million to shareholders through dividend.

We also accomplished several key milestones within each of our markets. Starting with the product business, in automotive, we signed our first license agreements for both Connected Radio and occupancy monitoring, which is a growing opportunity for the company as a leader in entertainment and safety in the car.

In home, we increased our penetration of DTS:X and Virtual:X in TVs, soundbars and AVRs. We continue to expand the IMAX Enhanced ecosystem, now available with four streaming services, 17 device manufacturers and in 14 countries. This positions us well for further penetration and growth within the home entertainment market.

In mobile, we advanced our leadership position in gaming through the launch of Sound Unbound and continued to add PC, mobile and gaming headset partners in this space. Gaming is a key part of our growth opportunity in mobile.

And lastly, I’m also incredibly excited to share with you for the first time the significant progress we have made on a new initiative to develop an advanced machine learning hardware and software platform that we expect will drive meaningful future growth and expand our business opportunity. We will cover this later in the call.

In our IP business, we recently announced that we’ve entered into a new IP license along with the technology transfer agreement with SK hynix. This is a major milestone and proof point for DBI Ultra bonding technologies in the memory market. In addition to providing access to our broader semiconductor IP portfolio, this agreement includes a technology transfer of DBI Ultra initially focused on next-generation memory solution. This milestone is indicative of the relevance and importance of DBI for an expanding range of high-volume semiconductor products which should provide licensing growth over time.

And importantly, in December, we announced the strategic combination with TiVo which will combine two strong IP franchises and establish a larger and more robust product technology licensing business in the home, automotive, and mobile device markets. We believe combining TiVo and Xperi and subsequently separating the IP and product businesses will create significant strategic and financial value for our shareholders. Let me explain why.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

First, in our IP licensing business, we have demonstrated an ability to conclude highly profitable and cash- generative license agreements. However, the subscale and episodic nature of this business has made investing into this business and related visibility challenging. Through this transaction, our IP business will be combined with TiVo’s IP business which operates a far more stable, recurring licensing model with greater visibility.

When combined among other benefits, the resulting IP business will have far more scale, more capacity for consistent investment, greater diversification, greater profitability, and as a result, better prospects for long-term cash flow generation than either of our respected IP businesses have today.

For example, as disclosed in our proxy without taking into account synergies, the mean of our combined 2020 forecast for the IP business will generate $500 million of top line and $350 million of EBITDA. On a stand-alone basis, this will be the largest public IP licensing company.

Second, in the consumer electronics market, scale is a strategic imperative to enable innovation, investments and market position necessary to drive sustainable growth and long-term profitability. Through the TiVo transaction, we accomplished exactly that, gained significant scale, technology depth, and platform relevant to one of the largest challenges in consumer space today, how to find, watch, and enjoy entertainment.

As a result, our combined business will be able to leverage our significant TV licensing footprint and our leadership position in automotive infotainment to drive more rapid growth for TiVo’s platform. In addition, the combination enables important new growth factors for Xperi including media metadata, content discovery, and direct-to-consumer advertising.

As disclosed in our proxy without taking into account synergies, the mean of our combined 2020 forecast for the product business will generate $588 million in top line and $74 million in EBITDA, and we expect to recognize an excess of $125 million in revenue synergies by 2024. The increased scale and breadth of our product business combination should provide greater growth and more attractive long-term profitability.

Third, the combination of our businesses will yield significant revenue and cost synergies, resulting in a more efficient platform, better profitability, and value for investors. Our management team has demonstrated ability to successfully manage M&A integration, exceed target cost synergies, and drive focus on key initiatives gives us confidence in our ability to create significant value to the transaction.

In addition to the revenue synergies, we expect to recognize $50 million of expense synergies on an annualized basis in 2021. Given each company’s challenge of being subscale in IP licensing and product licensing, we believe that this combination and subsequent larger scale separation represents the best path forward to maximize shareholder value.

From a financial perspective, this transaction is compelling in what looks the numbers as prepared and outlined in the Form S-4 filed today. The combined top line is greater than $1 billion even before considering the long-term revenue synergies we think can be achieved. And combined adjusted EBITDA is going in excess of $400 million. Additionally, it is worth noting that through our combination and subsequent separation, we expect to substantially preserve the tax benefit from the approximately $900 million in NOLs currently on TiVo’s balance sheet.

Given the tremendous profitability of the combined IP business, we expect to be able to utilize this asset to generate significant cash flows for the business. If one assumes a blended US tax rate of approximately 23%, this tax asset translates to approximately $200 million in value alone.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Since the merger announcement, we’ve made significant progress towards closing the transaction. We’ve received HSR clearance, one of the pre-conditions to closing. It kicked off our integration planning efforts with the focus on combining our respective product and IP businesses while keeping them internally separate. This will help facilitate the separation of two independent public companies prepare to scale each with a different and attractive investment profile. We’ve now socialized the transaction with our employees and many of our partners and customers. And the feedback has been very positive.

On the product side, some customers quickly understood our vision around a larger stack of best-in-class technology that moves up the value chain and extends from capture to discovery to playback. We’ve had a number of requests for meetings to discuss our long-term product vision and roadmaps, and this reaffirms our confidence in our ability to recognize revenue synergies to grow our business. In addition, separating the combined product business will enable the pursuit of a focused strategy without some of the volatility, uncertainty and dis-synergy presented by being connected to an IP licensing business.

Now, I’d like to turn to the new initiative and I am particularly excited about it. Over the past two years, we have been investing in a confidential R&D project that combines our work on advanced machine learning with Xperi’s unique experience in imaging, audio and semiconductor technologies. The results is a successful development of the new hardware and software machine learning platform for edge-based computing initially targeted at the market for smart consumer electronics.

This market is comprised of billions of devices across IoT and home, mobile and automotive applications. This new platform enables us to provide advanced imaging and audio applications as well as a range of new applications that further utilize other types of sensing capabilities. The platform addresses challenges associated with cloud computing, including the amount of data required to be transmitted and associated privacy implications by enabling advanced machine learning capability at the edge. Importantly, this platform allows us to bring more complete solutions to customers migrating us further up the value chain, increasing both addressable market size and ASPs. This effort is run by our CTO, Steve Teig. And to-date, it’s been funded by Xperi, it has been structured as a spin-in and operated in a spirit of a start-up tracked top talent.

The team is already working with lead customers in the home security space, sampling chips and expects to ship production chips and software later this year. We expect the first target market to be home cameras where there is a growing awareness of privacy issues, creating a significant opportunity for edge-based AI solutions that can process data without sending it to the cloud. This is a large and growing market where security and monitoring products represent the vast majority of the current $12.4 billion smart home device market.

Additional market opportunities, including other smart home electronics, wearables, mobile, enterprise, industrial and automotive applications, are expected to follow as connected devices continue to proliferate and increasingly require intelligence of the edge. The team has done some incredible work to bring this product to market. We’re excited about the prospects for this new platform and expect to recognize billing contributions from this initiative later this year.

Given incredibly strong customer interest, we plan to focus more of our investment dollars on this initiative during 2020 to support commercialization and product rollout. We look forward to sharing more details about this platform and its highly disruptive set of capabilities in the next few months.

On the IP side, Xperi’s R&D capability, IP sourcing expertise, people litigation experience and successful track record in IP assertion will augment TiVo’s strong media IP licensing platform and a track record of delivering with the recurring base of IP revenue.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Together, we believe the size and the diversification of the portfolio, the quality and expertise of the team, and the broader market TAM will lead to improved IP licensing outcomes, greater general -greater cash flow generation, and improved visibility over the long term. As we move forward, our focus will be on rapid integration and the realization of revenue and cost synergies to quickly realize the full potential of this transaction.

During our due diligence process, we extensively evaluated the potential to quickly and efficiently combine and then separate our respective IP and product businesses. It is our intent to do so within 12 months of closing. We are pleased by the progress we’ve made, and we are confident in our ability to successful execute on this strategy.

Entering 2020, we are focused on a limited set of key priorities across our business. These are as follows: closing the TiVo transaction and executing our integration and synergy plans to drive shareholder value. In automotive, supporting the commercialization of Connected Radio and our in-cabin monitoring solutions, both expected to launch in vehicles in the back half of 2020. This kicks off an important growth cycle for the next three to five years.

In mobile, building on our leadership position in gaming, as gaming is a rapidly growing category. In home, further driving expansion of the IMAX Enhanced program, adding more content, more streaming services and more devices to build a more valuable long-term ecosystem. Supporting our product business, we will continue development and commercialization of our new product – excuse me, our new hardware and software machine- learning platform for edge-based computing, which provides a new and large growth factor.

And, finally, in IP licensing, building our portfolio, advancing out pipeline of opportunities and accelerating the adoption of our Invensas Bonding Technologies to drive a larger base and licensing opportunities.

With that, I’ll turn the call over to Robert to discuss our financials.

Robert J. Andersen

Chief Financial Officer, Xperi Corp.

Thanks, Jon. Let me start today with a few observations of our planned merger with TiVo. I have personally liked the deal from the start and that view has solidified as we analyzed the benefits of the combination. The two companies clearly complement each other in the products and IP licensing business segments, which will enable focus on each company’s respective strengths. We’ll achieve greater scale, have better visibility and improve free cash flow through business optimization and focus.

And while there is complexity in combining the companies, I’m confident the integration teams we have assigned can achieve our aggressive goals. The ultimate goal is a growing business, increased profitability, and a separation of the product and IP segments. We are providing a great deal of information today, both with the filing of the Form S-4 and the reporting of earnings and 2020 outlooks from both companies.

This information should help investors a great deal in understanding the economics of the transaction and form a basis on which to value the combined enterprise. To me, the number that stands out most is the adjusted EBITDA for the combined business which, as Jon noted, is well in excess of $400 million for 2020 and should grow over time.

Now, moving to financial results, let me begin with a reminder that we’ll be discussing billings today instead of revenue, as we feel it’s an important measure of our financial progress. Also, given the significant timing differences and the contest between revenue and billings on Xperi’s IP licensing business, we intend to continue to report billings after the closing of the merger, since billings can be an important measure in understanding the company’s cash flow generation.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Billings in the fourth quarter were $126.7 million, down from $141.8 million in the fourth quarter of 2018. While we were down 11% from the same quarter last year, the year-over-year decline was mainly driven by an expected decline in our IP licensing business from the rollout off of OSATs in 2018, but was partially offset by a one-time license in 2019.

In Q4, the automotive market delivered $18.6 million in billings, down 6% year-over-year. The decrease was primarily driven by some second half softness in automotive unit sales that impacted HD Radio unit volumes. We expect to see the softness continue in the first half of 2020 then following the launch of new programs in HD Radio, Connected Radio and in-cabin monitoring, we anticipate automotive to return to growth in the second half of the year.

Supporting our confidence in the second half, at CES, we demonstrated our Connected Radio solution running on platform some major Tier 1 radio suppliers, representing more than 50% of the worldwide car infotainment market. This industry support enables automakers to more rapidly adopt our Connected Radio solution in the near term. Similarly, we displayed demos of our best-in-class driver monitoring solution, running on platform some key automotive suppliers: NVIDIA, NXP, Texas Instruments, and Visteon. Platform availability is critical to driving near-term adoption of our in-cabin monitoring solution.

As expected, billings in the mobile market declined year-over-year to $8.3 million, decrease to 21% from Q4 2018 to the ongoing contract interpretation issue with a key mobile customer. We were unable to reach resolution with this customer and consequently filed arbitration last month to recover unpaid royalties. We expect the arbitration process to last 12 to 18 months. We’re very confident in our position and remain open to finding a mutual beneficial settlement as this matter progresses.

Our gaming business remained strong and finished up for the year at 18%. During the quarter, we signed three important gaming contracts, two with leading PC gaming OEMs, and one with the gaming motherboard brand. All three brands will be shipping product in the second half of this year and chose our solution because of the enhanced and immersive sound experience that we bring to gaming customers.

For the home market in Q4, we delivered $24.7 million, up 8% year-over-year, driven by strength in soundbars and the timing of certain payments in TVs. During the quarter, we expanded the breadth and depth of our relationship with Vizio by further licensing DTS audio codecs and post-processing technologies for TVs and soundbars.

On the content front, IMAX Enhanced is now available on four streaming platform and 14 countries worldwide and with 17 device manufacturers. Most recently, iQiyi joined as an IMAX Enhanced digital retailer in China, with a launch expected later this year.

Moving to our IP licensing and semiconductor business, billings were $74.2 million, down, as expected, 15% year- over-year as the roll-off of certain OSAT customers and upfront payment on the new Samsung license in Q4 2018; but partially offset by a one-time billing for a new patent license agreement with a semiconductor company in Q4 2019.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

During the quarter, we also continued to add to our pipeline of opportunities and progressed certain IP licensing discussions. As Jon noted earlier, we signed a new patent and technology license agreement the SK hynix that highlights the importance of our advanced bonding technologies in the memory market.

Total billings for the full year were $413.9 million down from $447.3 million last year. The year-over-year decline in billings mainly occurred within our IP licensing business as the roll-off of significant billing streams from PTI and Amkor at the end of 2018, were partially offset by new IP arrangements for Samsung and others.

GAAP operating expense, including cost of revenue, was $95.4 million compared with $100.4 million for the fourth quarter of 2018. Non-GAAP operating expense including cost of revenue was $58 million, a decline of $6.6 million compared with the fourth quarter of 2018. This year-over-year spending decline was primarily due to lower litigation in SG&A. Interest expense for the quarter is $5 million and we paid $2.6 million in net cash taxes.

Moving to the balance sheet, we finished the year with $121.5 million of cash, cash equivalents and investments. Our outstanding debt balance at year-end was $344 million, down $150 million from the end of last year. Operating cash flow for the fourth quarter of 2019 was $65 million, down just slightly from the fourth quarter last year despite a $15.1 million decline in year-over-year billings due to a lower spending and lower cash taxes.

Moving to our outlook for Q1 2020. For the first quarter of 2020, we expect billings between $100 million and $104 million, which is almost flat to last year despite the roll-off of Micron at the end of 2019. We expect non-GAAP operating expense to be between $57 million and $60 million as Q1 is typically our highest-expense quarter during the year. Embedded in our non-GAAP expense is approximately $2 million of depreciation. We expect interest expense and debt amortization of approximately $4.1 million, non-GAAP interest income at approximately $0.8 million, cash tax of approximately $5.7 million, stock-based compensation of approximately $8.4 million, amortization expense of $22.5 million, and acquisition-related costs of approximately $1 million.

Moving to our outlook for 2020. The outlook we’re providing for the year does not take into account any impacts from the pending transaction with TiVo. The combined company will update its outlook post close.

For the full-year 2020 on a stand-alone basis, we are expecting billings of between $400 million and $420 million. The S-4 document we filed today contains various financial forecasts and scenarios. It is worth noting that our guidance range is approximately 10% to 15% lower than the 2020 billings metrics, referenced in the S-4, due to the nature of our guidance approach which includes risk and timing adjustments specific to providing annual guidance.

As a practice, we don’t include IP-licensing deals in guidance unless we have a strong line of sight around timing of resolution and we adjust our guidance for product licensing deals that have risk or are not shipping during the year. We expect 2020 non-GAAP operating expense, again on a stand-alone basis, to be essentially flat to 2019 as we prepare for the pending merger. Depreciation expense for 2020 is expected to be approximately $8 million.

Compared to 2019, we’re expecting increase in cash taxes of about $7.8 million and that’s on a net basis balanced by lower interest expense of about $7.4 million. We expect the fully diluted non-GAAP share count of 52.3 million at the end of year-end 2019 to increase by approximately 0.5 million shares prior to the deal closure. Note that we are restricted from buying back shares prior to the close of the transaction.

Xperi does not anticipate any change to the dividend policy prior to the merger with TiVo. Notably, Xperi’s board will have the ability to declare a dividend at its April meeting. On the completion of the transaction, the new board will assess capital allocation strategy, including share buybacks, dividends, debt paydown and investments in the business.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

On upcoming earnings calls, the combined company will provide more detail on the operating metrics that are used to track business in terms of top line performance, profitability and cash flow generation.

That concludes our prepared remarks. We’ll now turn the call over to your questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] All right. We’ll take our first question from Eric Wold at B. Riley. Please go ahead.

Eric Wold	Q
Analyst, B. Riley FBR, Inc.

Thank you. Good afternoon. I guess, [indiscernible] (00:23:42) on kind of the non-GAAP EPS calculations for Q4 and Q1 to make sure I’m looking the right way. I have $1.19 to the fourth quarter reported and the guidance for Q1 is at the range about $0.64 to $0.66. That sounds about right?

Robert J. Andersen	A
Chief Financial Officer, Xperi Corp.

Yeah. If one is using billings as the top line measure and you calculate the earnings per share on a non-GAAP basis, then that’s correct, $1.19 for Q4 and then I think $0.64 to $0.66 is a reasonable range for Q1. Thanks for checking, Eric.

Eric Wold	Q
Analyst, B. Riley FBR, Inc.

Thank you. And also, dive in a little bit for what I can on the guidance for the billings for the year. Impressive to see flattish billings guidance for the year even with loss of Micron, I guess you’ve got an uncertainty around that. Now, I know you mentioned that you don’t include IP, semi billings assumptions in unless you’re fairly confident in a resolution. I guess can you frame maybe kind of what’s in there that will fall into that complement part versus, Jon, maybe what’s in hand, just trying to get a sense of kind of what the visibility of the number?

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

Sure. I think IP is probably the main issue here. I announced earlier this year that where we’ve entered into a new arrangement with SK hynix and that has an impact on 2020. We also have some new IP licensing in the forecast for which we have high confidence, but those are the two pieces. We also have some growth, of course, in the Product Licensing business for which we have confidence. So, all those factors get us to our range for this year.

Eric Wold	Q
Analyst, B. Riley FBR, Inc.

Okay. And then [indiscernible] (00:25:23) should we assume that the hynix deal would be a full year at the kind of [ph] mutually signed (00:25:30) level versus kind of partially you’re at the old level and partially you’re at the new level?

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

That’s – unfortunately, I can’t give you too much detail on the hynix structure, that’s because it’s subject to confidentiality. But it absolutely has a positive impact on 2020.

Eric Wold	Q
Analyst, B. Riley FBR, Inc.

Okay. That’s helpful. And then, on the $125 million in revenue synergy by 2024 and the product business, home and auto, should we assume that’s somewhat of a hockey stick as you go over that kind of three to four-year period? Or maybe some, can you maybe give some sense to kind of the ramp you see in getting that number, and how soon [indiscernible] 00:26:15 in the numbers?

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

I think in the one to three-year period, Eric, you are certainly going to see meaningful progress towards that number as it relates to the home synergy opportunities because the product cycles are shorter, in TV in particular. I think automotive probably skews towards the latter end to that timeframe just based on how fast that market moves and when designs are locked down.

So, I think that gives you a perspective. I don’t think it’s heavily back-end weighted. I think you’ll start to see things happened pretty quickly. It’s one of the things we’v e been primarily focused on, as we’re very excited about the irrespective customer and channel synergies and we certainly got plenty of interest based on our announcement of the deals and customers who really understand that trying to manage your content universe is very, very difficult and having best-in-class technology to help you find, watch and enjoy entertainment, play it back and the rest is critically important to providing a positive user experience.

Eric Wold	Q
Analyst, B. Riley FBR, Inc.

No, that’s helpful Jon. [indiscernible] (00:27:13) I’ve not read through the entire S-4 you have, but to clarify that $125 million in revenue, that’s an annualized number in the year 2024, not some between now and then. Correct?

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

That’s correct. Yeah.

Eric Wold	Q
Analyst, B. Riley FBR, Inc.

Perfect. Thank you.

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

There are some detail in the S-4 that you can find better than that document. It will take you a little bit to read it. It’s long.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Eric Wold	Q
Analyst, B. Riley FBR, Inc.

Perfect. Thank you, guys.

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

Thank you, Eric.

Operator: And we’ll now take our next question from Mitch Steves at RBC Capital Markets. Please go ahead.

Mitch Steves	Q
Analyst, RBC Capital Markets LLC

Hey, guys. Thanks for taking my question. I wanted to focus a bit on the end market breakout you guys gave. Historically, you guys have provided some kind of long-term targets and it looks like mobile is clearly declining while semi are the ones doing a lot better. Is there any way you guys can provide an update on what you guys think is going to happen with the end markets in terms of auto, home and mobile, and kind of walking us through what the growth rate should look like?

Robert J. Andersen	A
Chief Financial Officer, Xperi Corp.

Yeah. I think we sort of held off trying to give particularly long-term guidance in terms of the markets themselves because they’ve been – I think we’ve found it to be quite unpredictable, particularly in mobile. And, I think we still have a great deal of confidence in our automotive and home business. And so, I think we could get comfortable but, I think, mobile has just been the difficult one.

So, I think, well, you have to look at our forecast, I think, in totality. And, again, there is a avalanche or a ton of information available in the S-4 that sort of lays out a longer-term view of the business itself, but not with the type of breakout you’re looking for.

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

Yeah, Mitch. I would add maybe two or three things to that. I think, as you think longer term, there is a new technology and opportunity cycles coming in automotive So, we’ve previously said that being in a low-double digits for automotive over a period of time is something, we think, that’s achievable. Home, given its maturity, is probably more of a single-digit grower. But, again, as you see new programs like IMAX and other activities, I think you will see that skew more towards the mid to upper single digits, depending on the period.

And the last point I’d make and this is really important. We talked today about a new machine learning initiative. That’s a whole different animal, as that ramps up because we’re talking about much larger ASPs for our combined hardware-software solution that has application first in home and then later across a range of markets. And obviously, post-combination with TiVo, we’ll have a much broader stack of technology we’ll be offering into the home space, which will meaningfully, potentially change our thoughts and guidance around what growth rates and opportunities look like.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Mitch Steves	Q
Analyst, RBC Capital Markets LLC

[indiscernible] (00:29:53) And then in terms of the operating expense, I mean it sounds like you guys are going to have to increase that. I guess does that kind of come in the R&D side or is it SG&A? Just trying to understand what segment should go up in 2020?

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

Yeah. We – in the comments on that call here, I noted we would work on keeping the expense level from 2019 to the extent that we make any investments, they would be on the R&D side and primarily focused I think on new initiatives. But given that we’re heading toward a merger, makes sense for us to keep things leveled at the moment.

Mitch Steves	Q
Analyst, RBC Capital Markets LLC

Okay. Understood. Thank you.

Operator: All right. We’ll take our next question from Richard Shannon at Craig-Hallum. Please go ahead.

Richard Cutts Shannon	Q
Analyst, Craig-Hallum Capital Group LLC

Well, hi, guys. Thanks for taking my questions as well. I think I want to follow up on the questions earlier on the 2020 outlook. Part of my question’s asked here but [ph] bridging kind of (00:30:40) hynix here, it sounds like your – I think it’s a kind of a net adder for this year. Maybe I want to touch on some of the other puts and takes here.

And I had a couple – or at least one license deal from the fourth quarter. I wonder if you can give us any sense of scale of how material those contributions could be this year and then I want to follow up on a couple of other points as well.

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

As we announced, with the transaction in the fourth quarter, it’s a one-time arrangement. So, it’s not going to have an impact going into 2020.

Richard Cutts Shannon	Q
Analyst, Craig-Hallum Capital Group LLC

Okay. And, Robert, I think in response to the last question you’re talking about, you mentioned some other deals which you had good line of sight on as well. I can’t remember if there are any IP on product side. If you can give us a sense of any other – is there any real scale there or I mean I just want to get a little help in bridging between last year and your guidance for this year.

Robert J. Andersen	A
Chief Financial Officer, Xperi Corp.

Yeah. The increase for 2020 I think that you would – that’s going to have the most impact is on the IP licensing side. So, again, as I mentioned earlier, it really is an impact from SK hynix and then new IP licensing for which we have very high confidence in this year. And we are – we’ve learned over time to be very cautious about providing guidance but it has too much risk in it. So, we de-risked our guidance range as best we can. It’s worth noting also that we do have growth in the product licensing business really across all the categories, and so that’s another contributor to 2020 numbers.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Richard Cutts Shannon	Q
Analyst, Craig-Hallum Capital Group LLC

Okay. And then my last question on that topic is, to what degree is there going to be any noticeable contribution either from bonding technology, the in-cabin monitoring, and other new initiatives that really haven’t generated much today?

Robert J. Andersen	A
Chief Financial Officer, Xperi Corp.

I think bonding is actually represented really by SK hynix deal. So, we have I think some fairly significant contributions from that initiative. And then in-cabin monitoring, we’re expecting that to ship initially in the second half of the year. And then, I think the same could be said for Connected Radio which also – it’s also a second half ship. So, we start to see the benefit from some of the longer-term initiatives in the latter half of this year which will set us up very nicely for future growth.

Richard Cutts Shannon	Q
Analyst, Craig-Hallum Capital Group LLC

Okay. That’s helpful. Thanks. Maybe two another quick questions. I’ll jump at a line here. It’s interesting that of your three big licensees in the IP side, you had this really difficult long process going to litigation with Samsung, and if hynix happen to re-license here, well before the term of their deal expired maybe, Jon, if you can kind of help us understand what was the difference between these two, and how do you expect the future IP license deals to go based on what you’ve seen between these two?

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

Well, I think, to a large extent, it has a lot to do with circumstance and where people are in their business. So I think there’s broad recognition that our hybrid bonding technology is kind of foundational and best-in-class to enable some of what people are trying to do in memory and ultimately in 3D stacked ICs. And so I think you can attribute part of the discussion as it relates to some of the license that we both entered into and will to that interest and getting access to know-how and IP that we have that’s really critical to making that happen.

And so I think depending on who the customer is and their respective roadmaps, so I think in some cases, we’re seeing tremendously more interest in hybrid bonding certainly in places like memory and outside in the sensors, whether it’d be RF or elsewhere. And we fully expect that to continue in places where we’re more talking about legacy IP or legacy technologies that are better known and understood. And I think it may continue to be something that occasionally requires litigation and/or fairly protracted discussion before you get to fair and reasonable licensing outcomes.

Richard Cutts Shannon	Q
Analyst, Craig-Hallum Capital Group LLC

Okay. Thanks for that protracted. Jon, I’m going to ask one more question and jump at a line here. In your prepared remarks, you talked about your thought process on the TiVo acquisition. Appreciate the detail there. Maybe if you can give us a sense of what you’re hearing from investors since you announced this in late December. And part of the reason why I ask, Jon, is that we’ve seen stock prices from both participants in this Central acquisition come down here in a reasonably good market. So, there’s clearly some difference between your views and what you’re hearing from others. Maybe you could highlight a couple of things that you think are the biggest misperceptions of this deal.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

Well, I think, first and foremost, I think there has been a big information gap around just how the businesses were expected to perform. And I think part of the importance of today is that we both able to give 2020 guidance. And then secondarily, I think in the course of, as one looks at the proxy and we share information about how we both think about our respective businesses over time, I think one of the things that we will show through that maybe isn’t completely well understood is really the benefits of size and scale and profitability is further optimized in the – under the IP business and other product business. And now, we believe we can take these businesses to very successful outcomes as independent companies.

So I think, perhaps the information gap had a lot to do. I think, naturally, there are concerns maybe from one set of investors or another depending on who they’re invested in about the other business. But our belief after a ton of diligence and a lot of discussion, as we think about the best way to set up and create value for the respective IP business and the product business, is through this combination. And I think as the information gets out there and we have a chance to talk now more specifically and openly about how we drive that value, I think we believe that it will be very value enhancing and value creating for all of our shareholders.

Richard Cutts Shannon	Q
Analyst, Craig-Hallum Capital Group LLC

Okay. Well, thanks for that perspective, and thank you for letting me ask any questions today. That’s all for me.

Jon E. Kirchner	A
Chief Executive Officer & Director, Xperi Corp.

Thanks, Richard.

Richard Cutts Shannon	A
Analyst, Craig-Hallum Capital Group LLC

Thank you.

Operator: There appears to be no further questions as of right now. I’d like to turn the conference back to Jon for any additional or closing remarks. Please go ahead.

Jon E. Kirchner
Chief Executive Officer & Director, Xperi Corp.

Thanks, operator, and thanks, everyone, for joining us on today’s call. We’re excited about our progress on key initiatives across our business, and most importantly, about our pending transaction with TiVo. The business combination is highly complementary, addresses strategic issues for both our product and IP businesses and sets the stage for significant value creation over time. We look forward to keeping you updated on our progress and look forward to an exciting and productive year ahead. This concludes today’s call.

Operator: This now concludes today’s call. Thank you for your participation. You may now disconnect.

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Xperi Corp. (XPER)	Corrected Transcript
Q4 2019 Earnings Call	18-Feb-2020

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